September 16, 2011 By EDGAR Transmission U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W. Washington, D.C. 20549

Attn:	Charles Lee

Re:	Demandware, Inc. Registration Statement on Form S-1 (File No. 333-175595) Amendment No. 1 filed August 25, 2011

Ladies and Gentlemen:

On behalf of Demandware, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-175595) (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on July 15, 2011. We have set forth below the responses of the Company to the comments of the Staff (the “Staff”) of the SEC set forth in the letter, dated September 8, 2011, from James Allegretto of the Staff to Thomas D. Ebling, President and Chief Executive Officer of the Company (the “Letter”).

We have set forth below in italics each of the Staff’s comments included in the Letter and have keyed the Company’s responses to the numbering of the comments in the Letter and the headings used in the Letter. All of the responses are based on information provided to us by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2.

Dividends, page 31

1.	We note your response to comment 14 in our letter dated August 11, 2011. Please revise this section of the filing to provide a cross reference to the risk factor on page 27.

Response:	The Company has revised page 31 of the Registration Statement in response to the Staff’s comment.

Business, page 64

2.	We note your response to comment 23 in our letter dated August 11, 2011. Notwithstanding the fact that overage fees would not be included in backlog given the

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

September 16, 2011

uncertain nature of that revenue stream, please tell us in more detail why disclosure related to committed subscription amounts as of a certain time period would not be considered material to an understanding of your business taken as a whole.

Response:	The Company respectfully advises the Staff that it does not currently track the committed subscription amounts as of a certain time period as an operating metric since the committed subscriptions only represent a portion of the Company’s anticipated revenue stream and are dependent upon a number of variables that materially impact the timing of the eventual recognition of revenue of such committed subscriptions. The Company therefore does not view committed subscriptions as a meaningful operating metric. For example, for customers that have committed subscriptions but have not yet launched their initial site, the timing of the recognition of the revenue associated with that committed backlog will vary depending on the actual launch and such variance can be significant and difficult to predict. Also, customer contract renewals occur sporadically throughout a given year. Therefore, the timing and value of any renewal will significantly impact the value of the Company’s backlog as of the end of any fiscal period. For example, the Company may have a group of customers that have renewals at the end of a quarter. Since their committed minimum subscriptions as of the end of the prior quarter would then cover only one remaining quarter, the Company’s reported backlog as of the end of the prior quarter would include only a relatively small amount for those customers and would not anticipate and include the customers’ renewal in the subsequent quarter, even though historically the Company’s dollar value renewal rate has been in excess of 100%. Moreover, if a customer renews at an amount in excess of 100% of its prior commitment, then the value of the Company’s future revenue stream from such renewal would be even greater than the backlog represented at the end of the prior period.

In addition, since the Company’s contract terms generally range in length from three to six years, the length of its contract terms will impact the amount of committed minimum subscriptions. Longer contracts have committed subscription revenue over a number of years, which would not provide investors with an understanding of the Company’s committed revenue stream in the short term.

Finally, as previously noted, the Company believes that backlog is not a meaningful indicator of future performance because of the significance of

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

September 16, 2011

overage fees to its revenue. Overage fees represented 32%, 29% and 29% of the Company’s total revenues for the years ended December 31, 2008, 2009 and 2010, respectively. If the adoption and growth of e-commerce as a macro trend continues, the Company expects overage fees to represent an even great portion of its future revenue. Such overage fees are variable and are not committed backlog. For all of the foregoing reasons, the Company believes that any presentation of backlog would not provide meaningful trend information and such information is not “material to an understanding of the registrant’s business taken as a whole” pursuant to Item 101(c) of Regulation S-K and thus has not presented such information in the Registration Statement.

Executive and Director Compensation, page 88

Compensation Discussion and Analysis, page 88

Elements of Executive Compensation and Relationship to Performance, page 88

3.	We note your response to comment 30 in our letter dated August 11, 2011. The disclosure in the second paragraph on page 89 implies that you may have engaged in benchmarking when determining the 2010 compensation for your named executive officers. Please either provide the disclosure requested by such comment or state in the filing that you did not engage in benchmarking when determining the 2010 compensation for your named executive officers. Additionally, such disclosure contradicts the revised statement of “[c]ommencing in 2011” in the first paragraph under “—Defining Compensation.” Please revise.

Response:	The Company has revised page 89 of the Registration Statement in response to the Staff’s comment.

Defining Compensation, page 89

Base Salary, page 90

4.	We note your response to comment 32 in our letter dated August 11, 2011. Please disclose the specific metrics by which your board used to measure your “growth” and the specific achievements of your named executive officers by which your board used to measure their “overall performance.” If your board did not consider any specific metrics or specific achievements, then please include a statement to such effect. See Item 402(b)(2)(v) and (vii) of Regulation S-K.

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

September 16, 2011

Response:	The Company has revised page 90 of the Registration Statement in response to the Staff’s comment.

Incentive Compensation Plan, page 91

2011 Incentive Compensation Plan, page 93

5.	We note your response to comment 38 in our letter dated August 11, 2011. We reissue such comment because stating that your board “subjectively determined” the amount of the increase does not address the specific factors or qualitative inputs that your board considered. If your board did not consider any specific factors or qualitative inputs and determined the increase arbitrarily, then please include a statement to such effect.

Response:	The Company has revised page 94 of the Registration Statement in response to the Staff’s comment.

Director Compensation, page 107

6.	We note your response to comment 45 in our letter dated August 11, 2011. Please disclose in a footnote to the director compensation table the aggregate number of option awards held by each director as of December 31, 2010. See Instruction to Item 402(k)(2)(iii) and (iv). Please also include in footnote (1) a cross-reference to note 9 to consolidated financial statement, which discloses the assumptions made in the valuation of the option awards. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K and Instruction to Item 402(k) of Regulation S-K.

Response:	The Company has revised page 108 of the Registration Statement in response to the Staff’s comment.

Principal Stockholders, page 113

7.	Please revise footnote 11 to include the disclosure in footnote 10.

Response:	The Company has revised page 114 of the Registration Statement in response to the Staff’s comment.

Charles Lee, Division of Corporation Finance

U.S. Securities and Exchange Commission

September 16, 2011

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-11

8.	We note your response to comment 55 in our letter dated August 11, 2011. Please clarify the first sentence in your response as there appears to be a contradiction where you state that the service arrangements “are required by the customer to be performed before it can begin using the platform in its intended form and are therefore optional purchases.” In this regard, please tell us how the purchases are optional if the services are required before the customer can begin using the platform.

Response:	The Company’s response in its letter dated August 25, 2011 included a typographical error, and the first sentence of its response to Comment No. 55 was intended to state: “The Company supplementally advises the Staff that it has concluded that service arrangements, consisting of integration, application configuration and training, entered into prior to the Company’s customer’s use of its on demand e-commerce platform do not have stand-alone value because such services are required by the customer to be performed before it can begin using the platform in its intended form and are therefore not optional purchases.”

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If you require additional information, please contact me at the telephone number indicated on the first page of this letter, or Clark Petschek of this firm at (212) 937-7334.

Sincerely,

/s/ Mark G. Borden

Mark G. Borden

cc:	Thomas D. Ebling, Demandware, Inc.